UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The ServiceMaster Company

File No. 1-14762 - CF#23030

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        The ServiceMaster Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on December 23, 2008.

        Based on representations by The ServiceMaster Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through December 11, 2016

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Karen J. Garnett
        Assistant Director